Exhibit (4)(E.2)

Teachers Insurance and Annuity Association of America

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Endorsement to Your Group Annuity Contract

Effective Date: [This endorsement is effective on the date the TIAA Access Account (the Access Account) is made available for your contract under the terms of the retirement plan.] [July 1, 2006] [Attached at Issue]

This is an endorsement to the Group Annuity Contract issued to the policyholder. The purpose of this endorsement is to introduce the availability of the TIAA Access Account. In addition to the options previously provided under the contract, TIAA now offers the option of accumulating funds in the Access Account as of the effective date of this endorsement. Except as otherwise noted within, this endorsement replaces all of the provisions of the contract in order to explain the nature of the Access Account and the impact of its availability on the provisions of the contract.

GENERAL DESCRIPTION

All premiums for the contract are remitted by the policyholder. The policyholder allocates premiums between the Traditional Annuity and the Investment Accounts.

Traditional Annuity. Each premium allocated to the Traditional Annuity under the contract buys a guaranteed minimum amount of benefit payments, based on the rate schedule in effect at the time the premium is credited. The Traditional Annuity accumulation will be credited with a guaranteed interest rate, and may also be credited with additional amounts declared by TIAA.

Investment Accounts. Each premium allocated to any of the Investment Accounts under the contract buys a number of accumulation units. The Investment Account accumulations are not guaranteed, and may increase or decrease depending on investment results. The separate account charges that apply to each Investment Account will reduce the net annual investment return. For all Investment Accounts other than the Real Estate Account, the separate account charge is guaranteed not to exceed 2.0% per year of average net assets. The Real Estate Account separate account charge is guaranteed not to exceed 2.5% per year of average net assets.

The contract cannot be assigned nor does it provide for loans.

If you have any questions about the contract or need help to resolve a problem, you can contact us at the address or phone number above.

/s/ Roger W. Ferguson, Jr.

President and

Chief Executive Officer

Endorsement to TIAA Group Annuity Contract

INDEX OF PROVISIONS

Section
Accumulation
—Traditional Annuity	32
—Investment Account	38
Accumulation Unit
—Definition	37
—Number of	43
Additional Amounts—Definition	33
Annuity Payments
—Options	46
—Post-mortem Payments	47
Annuity Purchase Fund
—Definition	27
—Report of Value	67
Annuity Starting Date—Definition	1
Assignment—Void and of No Effect	71
Beneficiary—Definition	2
Benefit Payments
—Types of	44
—Report From Policyholder	45
Benefit Purchase Amount
—Definition	28
—For Annuity Payments	50
—For Death Benefit Payments	51
—For Direct Payments	52
—For Employee Withdrawal Payments	53
—For Policyholder Payments	54
—For Transfer Payments	52
Benefits—Request for	77
Benefits Based on Incorrect Data	74
Business Day	3
Commuted Value—Definition	4
Companion CREF Contract	24
Contract—Consist of	22
Contestability	23
Correspondence with us	77
Death Benefit Payments
—Methods of Payment	48
—After Death of Beneficiary	49
Discontinuance
—Effective Dates of	61
—Large Sum	63
—Provisions Applicable After	62
—Types of	61
Employee—Definition	5
ERISA—Definition	6
General Account	7
Gross Investment Factor	41
Information From Policyholder	70
Installment Amount—Definition	8
Installment Period—Definition	9
Internal Transfers
—Amount	58
—Availability	56
—Crediting	59
—Definition	10
—Effective Date	57
—Restrictions	60
Investment Account
—Definition	11
—Insulation of	64
—Modification of	65
Investment Company Act of 1940	68
IRC—Definition	12
Laws and Regulation—Compliance with	76
Liability of TIAA	31
Loans—No Provision For	71
Net Investment Factor
—for the Real Estate Account	39
—for other Investment Accounts	40
Non-Installment Amount—Definition	13
Ownership	69
Payee—Definition	14
Payment to an Estate, Trustee, etc.	72
Premiums	25
—Allocation of	26
Prior Provisions—Applicability	66
Proof of Survival	75
Rate Schedule
—Applicable to the Access Account	80
—Change of	78
—Definition	15
—Guarantees	79
Real Estate Account
—Definition of	35
Retirement Plan—Definition	16
Second Annuitant—Definition	17
Separate Account
—Charge	42
—Definition	18
Service of Process upon TIAA	73
TIAA Access Account	36
Traditional Annuity	19
Traditional Annuity Accumulation
—Reduction Basis	34
Valuation Day	20
Valuation Period	20
Withdrawal
—Effective Dates of Deduction	30
—Employee Withdrawal Payment	53
—Large Sum	55
—Sufficiency of
Annuity Purchase Fund	29
Withdrawal Charge—Definition	21

Endorsement to TIAA Group Annuity Contract

Account Specifications Page

The following Investment Accounts are available as of the effective date of this endorsement. The retirement plan may restrict the right to invest in some or all of the accounts:

TIAA Real Estate Account

TIAA Access Account [Level x] Subaccounts:

[Account 1]:

[Account 2]:

[Account 3]:

Endorsement to TIAA Group Annuity Contract

This page has been left blank intentionally.

Endorsement to TIAA Group Annuity Contract

PART A: TERMS USED IN THE CONTRACT

1.	An annuity starting date is the date, determined by the policyholder, as of which annuity payments to an employee begin.

2.	A beneficiary is any person reported by the policyholder as eligible to receive death benefit payments if an employee dies before his or her annuity starting date.

3.	A business day is any day that the New York Stock Exchange is open for trading. A business day ends at 4:00 P.M. Eastern time, or when trading closes on the New York Stock Exchange, if earlier.

4.	The commuted (discounted) value is a one-sum amount paid in lieu of a series of Traditional Annuity payments that are not contingent upon the survival of an employee or second annuitant. It is less than the total of those payments because future interest, included when computing the series of payments, will not be earned if payment is to be made in one sum. The commuted value of future payments is therefore the sum of those payments less the interest from the date of commutation to the date each payment would have been made. The same interest rate or rates used in computing the benefit purchase amounts for annuity benefits purchased from the Traditional Annuity accumulation will be used to determine the commuted value.

5.	An employee is any employee reported by the policyholder to be eligible for benefit payments.

6.	ERISA is the Employee Retirement Income Security Act of 1974, as amended.

7.	The general account consists of all of TIAA’s assets other than those in separate accounts.

8.	The installment amount is any portion of the Traditional Annuity accumulation being paid to the policyholder in installments, as described in section 63.

9.	The installment period is the period during which an amount converted on any date to an installment basis is paid, as described in section 63.

10.	An internal transfer is the movement of accumulations between the Traditional Annuity accumulation and the Investment Account accumulations, among Investment Account accumulations, or between the contract and a companion CREF contract, if any. The provisions concerning internal transfers are set forth in Part H.

11.	An Investment Account under the contract refers to the Real Estate Account. It also refers to any subaccount of any other Separate Account available under the contract, that holds shares of a fund or funds which are managed with a specified investment objective. The Investment Accounts available as of the effective date of this endorsement are listed on the account specifications page and, for accounts other than the Real Estate Account, are specific to the indicated level.

12.	The IRC is the Internal Revenue Code of 1986, as amended. All references to any section of the IRC shall be deemed to refer not only to such section but also to any amendment thereof, any successor statutory provisions, and any regulations thereunder.

Endorsement to TIAA Group Annuity Contract

13.	The non-installment amount is any portion of the Traditional Annuity accumulation not being paid to the policyholder in installments.

14.	A payee is any person reported by the policyholder as eligible to receive the remaining payments due under an annuity payment option or a method of payment of the death benefit under the circumstances described in sections 47 and 49.

15.	The rate schedule sets forth the bases for computing the Traditional Annuity accumulation and any benefits and distributions to be paid from the Traditional Annuity accumulation. To the extent permitted by law, TIAA may change the rate schedule for amounts applied after the change, as explained in the section entitled “Change of rate schedule.”

16.	The retirement plan is the retirement plan of the policyholder as amended from time to time, or any successor retirement plan. The retirement plan will determine the eligibility of employees and beneficiaries and the amounts and conditions of benefit payments to be made. The policyholder must notify TIAA of any changes to the terms of the retirement plan. If TIAA takes any action in good faith before receiving such notice, we will not be subject to liability even if our acts were contrary to the terms of the retirement plan as modified by such change.

17.	A second annuitant is any person reported by the policyholder, when an employee starts to receive income under a two-life annuity, to receive an income for life if he or she survives the employee. The second annuitant may be any person eligible under TIAA’s practices then in effect.

18.	The Separate Accounts are the accounts described in Part E.

19.	The Traditional Annuity refers to the guaranteed annuity benefits under the contract. Amounts credited to the Traditional Annuity under the contract buy a guaranteed minimum amount of benefit payments, in accordance with the applicable rate schedule or rate schedules.

20.	A valuation day is any business day, as well as the last calendar day of each month. Valuation days end as of the close of all U.S. national exchanges where securities or other investments of the Investment Accounts are principally traded. Valuation days that aren’t business days end at 4:00 p.m. Eastern Time. A valuation period is the time from the end of a valuation day to the end of the next valuation day.

21.	A withdrawal charge will be assessed against any portion of the Traditional Annuity accumulation withdrawn or transferred to provide any policyholder payment or internal transfer, whether or not being paid in installments, as shown in the rate schedule.

PART B: CONTRACT AND PREMIUMS

22.	The contract. The contract, and any endorsements thereto, constitute the entire contract between the policyholder and TIAA, and the provisions therein alone will govern with respect to the rights and obligations of the policyholder and TIAA. The payment of premiums is the consideration for the contract.

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The contract may be amended by agreement of TIAA and the policyholder without the consent of any other person, provided that such change does not reduce any benefit purchased under the contract up to that time. Any endorsement or amendment of the contract, waiver of any of its provisions, or change in rate schedule will be valid only when made in writing by TIAA and signed by an executive officer of TIAA.

23.	Contestability. The contract is incontestable.

24.	Companion CREF contract. The College Retirement Equities Fund (CREF) is a companion organization to TIAA. A companion CREF Group Unit-Annuity contract may have been issued to the policyholder with the contract. If TIAA deletes all Investment Accounts and any of the Investment Accounts was, at any time, available under the terms of the retirement plan, then a companion CREF Group Unit-Annuity contract will be issued, without application, if such companion contract had not been previously issued.

25.	Premiums. Premiums under the contract will be remitted by the policyholder. Premiums may be any amount and at any frequency as are necessary in the sole discretion of the policyholder to provide for the liabilities of the retirement plan. Premiums received by TIAA at the location that TIAA will designate by prior written notice to the policyholder are credited as of the day they are received, in good order and in accordance with procedures established by TIAA or as required by law. TIAA reserves the right to stop accepting premiums under the contract at any time.

26.	Allocation of premiums. The policyholder allocates premiums between the Traditional Annuity and the Investment Accounts. Premiums allocated to the Traditional Annuity increase the Traditional Annuity accumulation. Premiums allocated to an Investment Account purchase accumulation units in that Investment Account. The policyholder may change the allocation for future premiums at any time. TIAA will allocate premiums according to the most recent valid instructions we have received from the policyholder in a form acceptable to TIAA.

TIAA may stop accepting premiums to the Traditional Annuity at any time. TIAA may stop accepting premiums and/or internal transfers to any or all of the Investment Accounts at any time.

PART C: ANNUITY PURCHASE FUND

27.	The annuity purchase fund is equal to the sum of the Traditional Annuity accumulation and the Investment Account accumulations.

28.	A benefit purchase amount is an amount withdrawn from the annuity purchase fund to purchase benefit payments.

29.	Sufficiency of annuity purchase fund. A benefit purchase amount will be deducted from the annuity purchase fund after receipt by TIAA of the report referred to in section 45, provided the annuity purchase fund on the effective date of the deduction equals or exceeds such benefit purchase amount. TIAA will not make any deduction from the annuity purchase fund if such fund is insufficient for such benefit purchase amount.

Endorsement to TIAA Group Annuity Contract

The benefit purchase amount for one-life, two-life, and fixed-period annuities must be paid from the Traditional Annuity accumulation. The benefit purchase amount for any other benefit payments may be paid from either the Traditional Annuity accumulation or the Investment Account accumulations. Some or all of the Investment Account accumulations may be transferred to the Traditional Annuity accumulation in order to make it available for the purchase of one-life, two-life, or fixed-period annuities.

30.	Effective dates of deduction. The dates on which the benefit purchase amounts are deducted from the annuity purchase fund are as follows:

Annuity payments. A benefit purchase amount to purchase annuity payments will be deducted from the annuity purchase fund as of the annuity starting date.

Death benefit payments. A benefit purchase amount to purchase death benefit payments will be deducted from the annuity purchase fund as of the date designated by the policyholder for such payments to begin or to be paid.

Transfer payments. A benefit purchase amount for a transfer payment will be deducted from the annuity purchase fund as of the date such single amount is applied to a TIAA and CREF Retirement Annuity contract set, a TIAA and CREF Group Retirement Annuity contract set, or a TIAA or CREF Retirement Choice Annuity contract.

Direct payments. A benefit purchase amount for a direct payment will be deducted from the annuity purchase fund as of the date the payment is actually made as determined by the policyholder.

Employee withdrawal payments. A benefit purchase amount for an employee withdrawal payment will be deducted from the annuity purchase fund as of the date the payment is actually made.

Policyholder payments. A benefit purchase amount for a policyholder payment will be deducted from the annuity purchase fund as of the date the payment is actually made as determined by the policyholder, subject to the provisions of section 55.

31.	Liability of TIAA. TIAA makes no representation and assumes no liability as to the sufficiency of the annuity purchase fund for benefit payments under the contract. The liability of TIAA for the payment of benefit payments will be limited to the amounts of benefit purchase amounts withdrawn from the annuity purchase fund. TIAA will have no liability for the payment of any benefit payments prior to their purchase in accordance with the provisions of section 30. In withdrawing benefit purchase amounts from the annuity purchase fund, TIAA will be entitled to rely exclusively on the reports and other information furnished by the policyholder, without obligation or duty to inquire as to the accuracy or completeness of such reports and information, and will be fully protected in taking any actions under the contract solely on the basis of the reports and any other information furnished to TIAA by the policyholder.

Endorsement to TIAA Group Annuity Contract

PART D: TRADITIONAL ANNUITY ACCUMULATION

32.	The Traditional Annuity accumulation is the sum of:

A)	all premiums allocated to the Traditional Annuity under the contract; plus

B)	interest credited by TIAA at the guaranteed accumulation interest rate set forth in the rate schedule; plus

C)	any additional amounts credited to the Traditional Annuity by TIAA under the contract; plus

D)	any internal transfers to the Traditional Annuity under the contract; less

E)	any charges for expenses and contingencies deducted by TIAA as set forth in the rate schedule; less

F)	any benefit purchase amounts paid from the Traditional Annuity; less

G)	any internal transfers made from the Traditional Annuity; less

H)	any installment amounts paid from the Traditional Annuity; less

I)	any withdrawal charge assessed by TIAA as set forth in the rate schedule.

33.	Additional amounts. TIAA may credit additional amounts to the Traditional Annuity accumulation. TIAA does not guarantee that there will be additional amounts. TIAA will determine at least annually if additional amounts will be credited.

Any additional amounts credited to the Traditional Annuity accumulation will buy benefits based on the rate schedule in effect on the day the additional amounts are credited.

Any additional amounts credited to the Traditional Annuity accumulation will be credited under a schedule of additional amount rates declared by TIAA. For a Traditional Annuity accumulation in force as of the effective date of such a schedule, the additional amount rates will not be modified for a period of twelve months following the schedule’s effective date. For any premiums, additional amounts, and internal transfers applied to the Traditional Annuity accumulation during the twelve-month period described in the preceding sentence, TIAA may declare additional amounts at rates which remain in effect through the end of such twelve-month period. Thereafter, any additional amount rates declared for such premiums, additional amounts and internal transfers will remain in effect for periods of twelve months or more.

34.	Traditional Annuity accumulation reduction basis. When different rate schedules apply to different parts of the Traditional Annuity accumulation:

A)	if the retirement plan is a defined benefit plan, then any reduction made to provide benefit purchase amounts or internal transfers will be made on a first in, first out (FIFO) basis from the non-installment amount. If the non-installment amount is insufficient to provide for any reduction necessary to fund plan benefits, the excess will reduce the installment amount on a FIFO basis.

B)	if the retirement plan is a defined contribution plan, then any reduction made to provide benefit purchase amounts or internal transfers will be allocated among the parts in a manner reflecting funds associated with nominal individual account balances from the non-installment amount. If the non-installment amount is insufficient to provide for any reduction necessary to fund plan benefits, the excess will reduce the installment amount in a manner reflecting funds associated with nominal individual account balances.

Endorsement to TIAA Group Annuity Contract

PART E: SEPARATE ACCOUNTS

35.	The Real Estate Account is designated as “VA-2” and was established by TIAA in accordance with New York law to provide benefits under the contract and other contracts. The assets and liabilities of separate account VA-2 are segregated from the assets and liabilities of the general account, and from the assets and liabilities of any other TIAA separate account. All premiums and internal transfers credited to the Real Estate Account become part of separate account VA-2.

36.	The TIAA Access Account (The Access Account) is designated as “VA-3” and was established by TIAA in accordance with New York law to provide benefits under the contract and other contracts. The assets and liabilities of separate account VA-3 are segregated from the assets and liabilities of the general account, and from the assets and liabilities of any other TIAA separate account. All premiums and internal transfers credited to the Access Account become part of separate account VA-3.

37.	Accumulation unit. Each Investment Account maintains a separate accumulation unit. The value of each Investment Account’s accumulation unit is calculated at the end of each valuation day. The value of an Investment Account’s accumulation unit is equal to the prior valuation day’s value multiplied by that account’s net investment factor.

38.	An Investment Account accumulation is equal to the number of accumulation units in that Investment Account multiplied by the value of one accumulation unit in that Investment Account. Investment Account accumulations are variable and are not guaranteed. They may increase or decrease depending on the investment results of the funds underlying the Investment Accounts.

39.	The Real Estate Account’s Net Investment Factor for a valuation period is based on the amount of accrued real estate net operating income, dividends, interest and other income during the current period, a deduction of the separate account charge, both realized and unrealized capital gains and losses incurred, and other accounting adjustments during the current period. The precise formula for the net investment factor is A divided by B, as follows:

A)	the value of the Real Estate Account’s net assets at the end of the current valuation period, less any premiums received during the current period.

B)	the value of the Real Estate Account’s net assets at the end of the previous valuation period, plus the net effect of transactions (e.g. internal transfers, benefit payments) made at the start of the current valuation period.

40.	The Net Investment Factor for any Investment Account other than the Real Estate Account equals that account’s gross investment factor minus the separate account charge incurred for that account since the previous valuation day.

41.	Each Investment Account other than the Real Estate Account has its own Gross Investment Factor. An Investment Account’s Gross Investment Factor equals A divided by B, as follows:

Endorsement to TIAA Group Annuity Contract

A	equals	i.	the value of the shares in the fund(s) held by the account, as reported to us by the fund(s), as of the end of the valuation day, excluding the net effect of policyholders’ transactions (i.e., premiums received, benefits paid, and transfers to and from the account) made during that day; plus

		ii.	investment income and capital gains distributed to the account; less

		iii.	any amount paid and/or reserved for tax liability resulting from the operation of the account since the previous valuation day.

B	equals	the value of the shares in the fund(s) held by the account as of the end of the prior valuation day, including the net effect of policyholders’ transactions made during the prior valuation day.

42.	Each Investment Account has its own separate account charge. The separate account charge for the Real Estate Account is assessed for mortality and expense risk, liquidity risk, and administrative and investment advisory services. The Real Estate Account separate account charge can be increased or decreased at the discretion of TIAA and is guaranteed not to exceed 2.50% per year of average net assets.

The separate account charge for any Investment Account other than the Real Estate Account is assessed for mortality and expense risk and administration. The separate account charge for any subaccount of TIAA VA-3 under the contract can be increased or decreased at the discretion of TIAA and is guaranteed not to exceed 2.0% per year of that Investment Account’s average net assets.

43.	Number of Accumulation Units. The number of accumulation units in an Investment Account under the contract will be increased by:

A)	any premiums allocated to that Investment Account; and

B)	any internal transfers made to that Investment Account;

and will be decreased by:

C)	the application of any accumulations in that Investment Account to provide any available form of benefit payments as described in Part F; and

D)	any internal transfers from the accumulation in that Investment Account to the Traditional Annuity, another Investment Account, or the companion CREF contract.

The increase or decrease in the number of accumulation units on any valuation day is equal to the net dollar value of all transactions divided by the value of the Investment Account’s accumulation unit as of the end of the business day on which the transaction becomes effective.

PART F: BENEFIT PAYMENTS

44.	A benefit payment is any of the following types of payments made from the contract, under the terms of the retirement plan.

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An annuity payment is a payment to an employee made under one of the options described in section 46.

A death benefit payment is a payment to a beneficiary under one of the methods described in section 48.

A transfer payment is a payment of a single amount on behalf of an employee or beneficiary that is applied to a TIAA and CREF Retirement Annuity contract set, a TIAA and CREF Group Retirement Annuity contract set, or a TIAA or CREF Retirement Choice Annuity contract. A transfer payment includes all purchases of a TIAA and CREF Retirement Annuity contract set, a TIAA and CREF Group Retirement Annuity contract set, and a TIAA or CREF Retirement Choice Annuity contract that are made from the sum of any employee contributions. The TIAA Retirement Annuity, TIAA Group Retirement Annuity, and TIAA Retirement Choice Annuity premium rates will apply to all transfer payments made to a TIAA Retirement Annuity, a TIAA Group Retirement Annuity, and a TIAA Retirement Choice Annuity, respectively.

A direct payment is a payment to an employee, beneficiary, or the estate of an employee or beneficiary under the terms of the retirement plan.

An employee withdrawal payment is a payment that is made at the voluntary, direct, and affirmative request of an employee and that is paid to any funding vehicle permitted under the retirement plan or to the employee.

A policyholder payment is a payment, including an installment amount, to the policyholder or to any person, trustee, or corporation (other than an employee or beneficiary under the terms of the retirement plan or the estate of such employee or beneficiary) designated by the policyholder.

45.	Report from policyholder. The policyholder will report by written notice to TIAA each person or corporation that becomes eligible for benefit payments. The report will include the amount and type of such payments. For annuity payments, such report will include the annuity payment option chosen by the employee, the age of the employee, and the name of the payee, if any. If a two-life annuity is chosen as a payment option, the report will also include the name and age of the second annuitant. For death benefit payments, such report will include the death benefit payment method chosen by the beneficiary, the name of the payee, if any, and if the method chosen provides a lifetime income, the age of the beneficiary.

The report will also indicate whether the benefit purchase amount is to be paid from the Traditional Annuity accumulation or an Investment Account accumulation. The benefit purchase amount for one-life, two-life, and fixed-period annuities must be paid from the Traditional Annuity accumulation.

For purposes of determining the effective dates of any transactions and premium receipts, transaction requests and premiums will only be deemed to have been received when they are received by TIAA, or its appropriately designated agent, in good order, in accordance with procedures established by TIAA or as required by law.

46.

Annuity payment options are ways in which an employee may have his or her annuity payment paid. The employee may choose the option he or she wants any time before the annuity starting date. The employee may change the choice any time before payments begin, but once they have begun no

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change can be made. The employee’s right to elect an option or change such election may be limited in accordance with the retirement plan and/or section 76. The employee may not begin a one-life annuity after he or she attains age 90, nor may the employee begin a two-life annuity after the employee or the second annuitant attains age 90.

The annuity payment options are available from the Traditional Annuity accumulation only. Some or all of an Investment Account accumulation under the contract may be transferred to the Traditional Annuity accumulation to purchase annuity benefits under these options.

One-life annuity. A payment will be made to the employee each month for as long as he or she lives. A guaranteed period of 10, 15 or 20 years may be included. If no guaranteed period is included, all payments will cease at his or her death. If a guaranteed period is included and the employee dies before the end of that period, monthly payments will continue until the end of that period and then cease, as explained in section 47.

Two-life annuity. A payment will be made to the employee each month for as long as he or she lives. After the employee’s death, a payment will be made each month to the second annuitant the employee has named, for as long as such second annuitant lives. The employee cannot change his or her choice of second annuitant after payments begin. A guaranteed period of 10, 15 or 20 years may be included. If no guaranteed period is included, all payments will cease at the death of the last survivor of the employee and the second annuitant. The following forms of two-life annuity are available.

Full benefit to survivor. At the death of either the employee or the second annuitant, the full amount of the monthly payments that would have been paid if they both had lived will continue to be paid to the survivor. If the employee includes a guaranteed period and the employee and the second annuitant both die before the end of the period chosen, the full amount of the monthly payments that would have been paid if they both had lived will continue to be paid until the end of that period and then cease, as explained in section 47.

Two-thirds benefit to survivor. At the death of either the employee or the second annuitant, two-thirds of the monthly payments that would have been paid if they both had lived will continue to be paid to the survivor. If the employee includes a guaranteed period and the employee and the second annuitant both die before the end of the period chosen, two-thirds of the monthly payments that would have been paid if they both had lived will continue to be paid until the end of that period and then cease, as explained in section 47.

Half benefit to second annuitant. The full monthly payments will continue to be paid as long as the employee lives. After the employee’s death, if the second annuitant survives the employee, one-half of the monthly payments that would have been paid if the employee had lived will continue to be paid to the second annuitant. If the employee includes a guaranteed period and the employee and the second annuitant both die before the end of the period chosen, one-half of the monthly payments that would have been paid if the employee had lived will continue to be paid until the end of that period and then cease, as explained in section 47.

47.

Post-mortem payments during a guaranteed period. Any periodic payments or other amounts remaining due after the death of the employee and the death of the second annuitant, if any, during a guaranteed period will be paid to the payee named to receive them. The payee designated to receive

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these payments is named at the time the annuity payment option is chosen. The employee may later change the payee. The commuted value of such payments may be paid in one sum unless the policyholder directs us otherwise.

If no payee was named to receive these payments, or if no one so named is then living, we will pay the remaining payments due or the commuted value of the remaining periodic payments in one sum to the estate of the employee, or to the estate of the last survivor of the employee and the second annuitant if a two-life annuity has been chosen.

If a payee receiving payments during a guaranteed period dies while payments remain due, the commuted value of any remaining payments due to that person will be paid to any other surviving payee that had been named to receive them. If no payee so named is then living, the commuted value will be paid to the estate of the last payee who was receiving these benefit payments.

48.	Death benefit payment methods are the ways in which a beneficiary may receive the death benefit payment. Death benefit payments will be paid or begin on the date designated by the policyholder by written notice to TIAA. The beneficiary may choose the option he or she wants any time before the date the death benefit payment is paid or begins. The beneficiary may change the choice any time before payments begin, but once they have begun no change can be made. The beneficiary’s right to elect an option or change such election may be limited in accordance with the retirement plan and/or section 76.

A beneficiary may not begin to receive the death benefit under the one-life annuity method after he or she attains age 90.

The single-sum payment is available from the Traditional Annuity and the Investment Account accumulations. The annuity death benefit payment methods are available from the Traditional Annuity accumulation only. Some or all of the Investment Account accumulations may be transferred to the Traditional Annuity accumulation to purchase an annuity death benefit payment method.

Single-sum payment. The death benefit will be paid to the beneficiary in one sum.

One-life annuity. A payment will be made to the beneficiary each month for life. A guaranteed period of 10, 15 or 20 years may be included. If a guaranteed period isn’t included, all payments will cease at the death of the beneficiary. If a guaranteed period is included and the beneficiary dies before the end of that period, monthly payments will continue until the end of that period and then cease, as explained in section 49.

Fixed-period annuity. A payment will be made to the beneficiary each month for a fixed period of not less than 5 nor more than 30 years, as chosen. At the end of the period chosen, the entire death benefit will have been paid out. If the beneficiary dies before the end of the period chosen, the monthly payments will continue until the end of that period and then cease, as explained in section 49.

49.	Payments after the death of a beneficiary. Any payments still due at the death of the beneficiary during a guaranteed or fixed period will continue to the surviving payee named to receive them. The commuted value of these payments may be paid in one sum unless we are directed otherwise by the policyholder.

If no payee has been named, or if no payee so named is living at the death of the beneficiary, the commuted value will be paid to the beneficiary’s estate.

Endorsement to TIAA Group Annuity Contract

If a payee receiving these payments dies before the end of the guaranteed or fixed period, the commuted value of any payments still due to that payee will be paid to any other surviving payee or payees named to receive it. If no payee has been so named, the commuted value will be paid to the estate of the last payee who was receiving these payments.

PART G: BENEFIT PURCHASE AMOUNTS

50.	Annuity benefit purchase amount. The benefit purchase amount to purchase annuity payments will be paid from the Traditional Annuity accumulation and will be determined by:

A)	the amount of the monthly payment reported by the policyholder;

B)	the rate schedule or schedules under which any premiums, additional amounts, and internal transfers were applied to the Traditional Annuity accumulation;

C)	the annuity payment option chosen by the employee;

D)	if a one-life annuity is chosen, the employee’s age; and

E)	if a two-life annuity is chosen, the employee’s age and the second annuitant’s age.

If the employee’s annuity payments would be less than $100 a month, TIAA will have the right to require a change in the frequency of payments that will result in payments not less than $100 per period. If the equivalent amount payable annually is less than $100, TIAA reserves the right to pay the single sum equivalent of such stream of payments to the employee in lieu of such benefit.

51.	Death benefit purchase amount. The benefit purchase amount for a single-sum death benefit payment is equal to the single-sum payment. The benefit purchase amount to purchase death benefit payments under any other death benefit payment method will be paid from the Traditional Annuity accumulation and will be determined by:

A)	the amount of the monthly payment reported by the policyholder;

B)	the rate schedule or schedules under which any premiums, additional amounts, and internal transfers were applied to the Traditional Annuity accumulation;

C)	the death benefit payment method chosen by the beneficiary; and

D)	if the method chosen is the one-life annuity, the age of the beneficiary.

If any method chosen would result in payments of less than $100 a month, TIAA will have the right to require a change in the frequency of payments that will result in payments not less than $100 per period. If the equivalent amount payable annually is less than $100, TIAA reserves the right to pay the single sum equivalent of such stream of payments to the beneficiary in lieu of such benefit.

52.	Transfer or direct benefit purchase amount. The benefit purchase amount for a transfer or direct payment is equal to the transfer or direct payment amount, respectively, and may be made from either the Traditional Annuity accumulation or the Investment Account accumulations.

53.	Employee withdrawal payment. The benefit purchase amount for an employee withdrawal payment is equal to the amount withdrawn. No withdrawal charge will be assessed against the benefit purchase amount for any employee withdrawal payments.

Endorsement to TIAA Group Annuity Contract

54.	Policyholder benefit purchase amount. The benefit purchase amount for a policyholder payment from the Traditional Annuity accumulation is the policyholder payment increased to include the withdrawal charge. The benefit purchase amount is equal to the policyholder payment divided by the quantity one minus the decimal equivalent of the withdrawal charge in the rate schedule or schedules under which any premiums, additional amounts, and internal transfers were applied to the Traditional Annuity.

The benefit purchase amount for a policyholder payment from the Investment Account accumulations is equal to the policyholder payment.

55.	Large sum withdrawal. If the sum of policyholder payments and internal transfers requested from the Traditional Annuity accumulation within any 12 month period exceeds $1,000,000, TIAA reserves the right to limit such withdrawals in the 12 month period to an aggregate of $1,000,000 and to pay the excess over a period of not more than five years in equal annual installments. The first annual installment will be payable 12 months after the date TIAA receives such request.

The accumulation interest rate and withdrawal charge applying to any premiums, additional amounts, and internal transfers that make up the installment amount will be the accumulation interest rate and withdrawal charge, respectively, in the rate schedule or schedules under which such premiums, additional amounts, and internal transfers were applied to the Traditional Annuity.

For policyholder payments and internal transfers from the Real Estate Account, TIAA reserves the right to defer the effective date of payment, for some or all of the amount to be paid, for up to 30 days if the total amount to be paid exceeds $10 million within a 30-day period.

This provision shall not apply to employee withdrawal payments.

PART H: INTERNAL TRANSFERS

56.	Availability of internal transfers. Subject to section 60, the policyholder may transfer between the Traditional Annuity accumulation and the Investment Account accumulations. The policyholder may also transfer among the Investment Account accumulations. In addition, the policyholder may transfer all or part of either accumulation to the companion CREF contract, if any. If the policyholder has an accumulation in such companion CREF contract, the policyholder may (subject to its provisions) transfer from that contract to the TIAA contract. TIAA reserves the right to limit internal transfers from the Traditional Annuity accumulation and each of the Investment Account accumulations to not more than one in a calendar quarter. Any internal transfer to or from CREF is subject to the terms of the companion CREF contract and CREF’s Rules of the Fund. TIAA reserves the right to stop accepting internal transfers to any or all Investment Accounts at any time.

57.	Effective date of internal transfers. Any internal transfer will be effective as of the end of the business day in which we receive, in a form acceptable to TIAA, the request for an internal transfer. The policyholder may defer the effective date of the internal transfer until any business day following the date on which we receive the request. TIAA will determine all values as of the end of the effective date. The policyholder can’t revoke a request for an internal transfer after its effective date.

58.

Amount of internal transfers. Internal transfers can, subject to section 63, be for all of an accumulation, or for any part thereof not less than $1,000. If the policyholder chooses to transfer from the Traditional Annuity accumulation, we will apply to the Investment Account or to the

Endorsement to TIAA Group Annuity Contract

companion CREF contract, if any, the amount to be transferred less the withdrawal charge in accordance with the applicable rate schedule or schedules. No withdrawal charge applies to any internal transfer from an Investment Account accumulation.

Any internal transfer reduces the accumulation from which it is paid by the amount transferred, including any withdrawal charge.

59.	Crediting internal transfers. Internal transfers to the Traditional Annuity accumulation are received by the general account as of the day following the effective date of the internal transfer. Internal transfers to an Investment Account purchase accumulation units in that Account as of the end of the effective date of the internal transfer.

60.	Restrictions on transfers. To the extent permitted by applicable law, we may reject, limit, defer or impose other conditions on transfers into or out of an Investment Account in order to curb frequent transfer activity to the extent that comparable limitations are imposed on the purchase, redemption or exchange of shares of any of the funds held by an Investment Account. In accordance with applicable law, we may terminate the transfer feature of the contract at any time.

A fund in which an Investment Account invests may impose a redemption charge on its assets that are redeemed out of the fund in connection with a transfer. The fund determines the amount of the redemption charge and the charge is retained by or paid to the fund and not by or to TIAA. The redemption charge may affect the number and value of accumulation units transferred out of the Investment Account that invests in that fund and, therefore, may affect the Investment Account accumulation.

PART I: DISCONTINUANCE

61.	Type and effective dates of discontinuance. Upon the occurrence of any of the events described in this section, the contract will be discontinued as of the applicable date of discontinuance stated below, and the provisions set forth in section 62 will apply.

A)	Discontinuance by policyholder. On written notice to TIAA, the policyholder may elect to discontinue the contract as of a date, to be stated in such notice, provided TIAA receives such notice on or before such date. Otherwise, the date of discontinuance will be the date TIAA receives such notice.

B)	Discontinuance by TIAA. TIAA has the right to discontinue the contract if TIAA determines that, because of a change in the provisions or administration of the retirement plan, it is not feasible to continue to purchase benefit payments hereunder. In the event of such discontinuance, TIAA will provide the policyholder written notice at least 90 days prior to such date of discontinuance.

TIAA also has the right to discontinue the contract if after a benefit purchase amount is withdrawn from the annuity purchase fund, there is no other employee or beneficiary who may be entitled to receive benefit payments at a later date under the retirement plan. The date of such discontinuance will be the date of such withdrawal.

Endorsement to TIAA Group Annuity Contract

62.	Provisions applicable after discontinuance of the contract.

A)	Discontinuance by policyholder. If the contract is discontinued in accordance with section 61 A), the amount in the annuity purchase fund at the time of such discontinuance may be used to purchase benefit payments in accordance with the provisions of Part F. Benefit payments for employees and beneficiaries will be purchased on an equitable basis, consistent with the retirement plan, as determined by the policyholder. The rate schedule upon which annuity payments and death benefit payments other than single-sum death benefit payments may be purchased after such discontinuance will be upon a basis mutually agreeable to both TIAA and the policyholder and will be included in the contract by amendment. If such rate schedule cannot be agreed upon, the amount in the annuity purchase fund will be paid to the policyholder in accordance with the method for disbursing residual funds, as described in the following paragraph.

If any amount remains in the annuity purchase fund after purchasing any benefit payments, TIAA will pay the policyholder one sum, subject to the provisions of section 63. The amount of the payment will be the sum of the remaining Investment Account accumulation plus the remaining Traditional Annuity accumulation less the withdrawal charge in the rate schedule or schedules under which any premiums, additional amounts, and internal transfers were applied to the remaining Traditional Annuity accumulation. After such payment, TIAA will have no further liability under the contract except for benefit payments previously purchased.

B)	Discontinuance by TIAA. If the contract is discontinued in accordance with section 61 B), TIAA may, upon written notice to the policyholder, pay the policyholder one sum, subject to the provisions of section 63. The amount of the payment will be the sum of the remaining Investment Account accumulation plus the remaining Traditional Annuity accumulation less the withdrawal charge in the rate schedule or schedules under which any premiums, additional amounts, and internal transfers were applied to the remaining Traditional Annuity accumulation. Notwithstanding any provisions in the contract to the contrary, no benefit purchase amounts and no payments or withdrawals except pursuant to this section will be made from the annuity purchase fund on and after the date of discontinuance of the contract.

If TIAA does not elect to pay the amount in the annuity purchase fund to the policyholder in accordance with this section, the amount in the annuity purchase fund will be used to purchase benefit payments in accordance with the provisions of section 62 A).

After payment is made in accordance with either part of this section, TIAA will have no further liability under the contract except for benefit payments previously purchased.

63.	Large sum discontinuance. If the sum of policyholder payments and internal transfers from the Traditional Annuity accumulation requested upon discontinuance and within the prior 12 month period exceeds $1,000,000, TIAA reserves the right to limit such policyholder payments and internal transfers in such 12 month period to an aggregate of $1,000,000 and to pay the excess over a period of not more than five years in equal annual installments. The first such annual installment will be payable 12 months after the date TIAA receives such request.

The accumulation interest rate and withdrawal charge applying to any premiums, additional amounts, and internal transfers that make up the installment amount will be the accumulation interest rate and withdrawal charge, respectively, in the rate schedule or schedules under which such premiums, additional amounts, and internal transfers were applied to the Traditional Annuity.

Endorsement to TIAA Group Annuity Contract

PART J: GENERAL PROVISIONS

64.	Insulation of the Investment Accounts. TIAA owns the assets in each Investment Account. To the extent permitted by law, the assets in each Investment Account will not be charged with liabilities arising out of any other business TIAA may conduct. All income, investment gains and investment losses of each Investment Account, whether or not realized, will be credited to or charged against only that account without regard to TIAA’s other income, gains or losses.

65.	Modification of an Investment Account. We may, as permitted by applicable law, combine or delete Investment Accounts. We may add other Investment Accounts in accordance with the terms of the retirement plan. We may also, as permitted by applicable law and the New York Insurance Department, change or substitute the fund(s) whose shares are held by the Investment Accounts. If any Investment Accounts were, at any time, available under the terms of the retirement plan, and all Investment Accounts are subsequently deleted, then a companion CREF contract will be issued to you at the time of the deletion, if one had not been previously issued to you. If accumulation units are owned under the contract in an Investment Account that is deleted, the units must be transferred to the Traditional Annuity accumulation, any other Investment Account, then available, or to the companion CREF contract. If the policyholder does not tell us where to transfer the accumulation units, we will transfer them in accordance with the terms of the retirement plan.

66.	Applicability of prior provisions. This endorsement replaces all of the provisions of the contract and any endorsements thereto with effective dates on or before the effective date of this endorsement, except as described below. Any of the following provisions of such contract and endorsements will remain in effect as of the effective date of this endorsement to the extent that they are applicable to substantially similar provisions of this endorsement:

A)	provisions detailing terms specific to the retirement plan under which the contract was issued;

B)	any provisions pertaining to ownership of the contract other than by the policyholder;

C)	the rate schedule or rate schedules as applicable;

D)	provisions detailing premium taxes;

E)	lower minimum transaction amounts relative to the amounts indicated in this endorsement.

67.	Report of annuity purchase fund. At least once each year, we will provide the policyholder a report for the contract. It will show the value of the annuity purchase fund.

68.	Investment Company Act of 1940. The TIAA Access Account is a unit-investment trust which is a registered investment company under the Investment Company Act of 1940. However, we may operate the separate account using any other form permitted under the Act. Also, we may deregister the separate account under the Act, subject to compliance with applicable law.

69.	Ownership. The policyholder owns the contract. The policyholder may, to the extent permitted by law, exercise every right given by it without the consent of any other person.

70.	Information from policyholder. The policyholder will furnish to TIAA such facts and information as TIAA determines are required for the operation of the contract.

Endorsement to TIAA Group Annuity Contract

71.	No assignment, transfer or loans. Neither the policyholder nor any other person may assign, pledge, or transfer ownership of the contract or any benefits under its terms. Any such action will be void and of no effect. The contract does not provide for loans.

72.	Payment to an estate, trustee, etc. TIAA reserves the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity that isn’t a natural person. TIAA won’t be responsible for the acts or neglects of any executor, trustee, guardian, or other third party receiving payments under the contract.

If a trustee of a trust is designated as beneficiary, TIAA is not obliged to ask about the terms of the underlying trust or any will.

If death benefits become payable to the designated trustee of a testamentary trust, but:

A)	no qualified trustee makes claim for the benefits within nine months after the employee’s death; or

B)	evidence satisfactory to TIAA is presented at any time within such nine-month period that no trustee can qualify to receive the benefits due,

payment will be made to the successor beneficiaries, if any are designated and survive the employee; otherwise payment will be made to the executors or administrators of the employee’s estate.

If benefits become payable to an inter-vivos trustee (the person appointed to execute a trust created during an individual’s lifetime), but the trust is not in effect or there is no qualified trustee, payment will be made to the successor beneficiaries, if any are designated and survive the employee; otherwise payment will be made to the executors or administrators of the employee’s estate.

Payment to any trustee, successor beneficiary, executor, or administrator, as provided for above, shall fully satisfy TIAA’s payment obligations under the contract to the extent of such payment.

73.	Service of process upon TIAA. We will accept service of process in any action or suit against us on the contract in any court of competent jurisdiction in the United States provided such process is properly made. We will also accept such process sent to us by registered mail if the plaintiff is a resident of the jurisdiction in which the action or suit is brought. This section does not waive any of our rights, including the right to remove such action or suit to another court.

74.	Benefits based on incorrect data. If the amount of benefit payments is determined by data as to a person’s age or sex that is incorrect, the benefits payable will be such as the premium paid would have purchased based on correct data. Any amounts underpaid by TIAA on the basis of the incorrect data will be paid at the time the correction is made. Any such underpayments not so disbursed by TIAA will be credited to the annuity purchase fund. Any amounts overpaid by TIAA on the basis of the incorrect data will be charged against the payments due after the correction is made. Any such overpayments not so recovered by TIAA will be charged against the annuity purchase fund. Any amounts so paid or charged for one-life, two-life, or fixed-period annuity payments will include interest computed at the same rate that was used to determine such underpayments or overpayments. For all other types of benefit payments, any amounts so paid or charged will include interest computed according to the provisions, if any, specified in the retirement plan.

Endorsement to TIAA Group Annuity Contract

75.	Proof of survival. TIAA reserves the right to require satisfactory proof that anyone named to receive benefits under the terms of the contract is alive on the date any benefit payment is due. If this proof is not received after it has been requested in writing, TIAA will have the right to make reduced payments or to withhold payments entirely until such proof is received. If under a two-life annuity TIAA has overpaid benefits because of a death of which we were not notified, subsequent payments will be reduced or withheld until the amount of the overpayment, plus compound interest computed at the same rate that was used to determine such overpayment, has been recovered.

76.	Compliance with laws and regulations. TIAA will administer the contract to comply with the restrictions of all laws and regulations pertaining to the terms and conditions of the contract. The policyholder cannot elect any benefit or exercise any right under the contract if the election of that benefit or exercise of that right is prohibited under an applicable state or federal law or regulation.

The choice of annuity payment option, annuity starting date, beneficiary or second annuitant, death benefit payment method, and any other benefit payment, and the rights of spouses to benefits, are all subject to the applicable restrictions, distribution requirements and incidental benefit requirements of ERISA and the IRC and of any rulings and regulations issued under ERISA and the IRC.

77.	Correspondence and requests for benefits. No notice, application, form, or request for benefits will be deemed to be received by us unless it is received at our home office in New York, NY, or at another location that we designate. All benefits are payable at our home office in New York, NY, or at another location that we designate. If the policyholder has any questions about the contract, inquiries about our service, or needs help to resolve a problem, the policyholder can contact us at the address or phone number below.

TIAA

[730 Third Avenue

New York, NY 10017-3206

Telephone: 800 842-2733]

78.	Change of rate schedule. We may, at any time and from time to time, substitute a new rate schedule for the one currently effective in the contract, provided the new rate schedule is applicable to all Group Annuity contracts of the same class. A new rate schedule will apply only to benefit guarantees for any premiums, additional amounts, and internal transfers applied to the Traditional Annuity accumulation while such rate schedule is in effect. Any change in the rate schedule will not affect the amount of benefit guarantees for any premiums, additional amounts, and internal transfers applied to the Traditional Annuity accumulation prior to the change. A change in the rate schedule will be made only after we have given the policyholder three months’ written notice of the change. Any new rate schedule will specify:

A)	the charges for expenses and contingencies;

B)	the accumulation interest rate;

C)	the withdrawal charge; and

D)	the benefit purchase rates for annuity benefits including the interest rate and the mortality table.

The following sections are new and apply to the rate schedule(s) under the contract:

Endorsement to TIAA Group Annuity Contract

79.	Rate schedule guarantees. The guarantees provided in the contract’s rate schedule(s) are provided only for amounts applied to the Traditional Annuity accumulation and only for as long as such amounts remain in the Traditional Annuity accumulation.

80.	Rates applicable to the Access Account accumulations transferred to immediately provide an annuity Benefit Purchase Amount from the Traditional Annuity. The following applies to the Access Account accumulations attributable to any premiums and internal transfers applied to the Access Account while this rate schedule is in effect and for as long as such amounts remain in the Access Account accumulation:

If accumulations are transferred from the Access Account to the Traditional Annuity to purchase an annuity involving life contingencies, with benefits beginning immediately, the resulting benefit purchase amount from the Traditional Annuity will be determined on whichever of these bases produces the smallest benefit purchase amount:

(1)	(a)	interest at the effective annual rate of 1.5%; and

	(b)	mortality according to the Annuity 2000 mortality table (TIAA Merged Gender Mod A), with ages set back one year for each completed year between January 1, 2004 and the effective date of the internal transfer;

(2)	the basis otherwise applicable to internal transfers to the Traditional Annuity accumulation under the rate schedule in effect on the effective date of the transfer; or

(3)	the basis in use for any single premium immediate annuities then being offered by TIAA for contracts of the same class as your contract.